
Sun Life Financial Inc. announces intention to redeem
Series 2009-1 Subordinated Unsecured 7.90%
Fixed/Floating Debentures due 2019

TORONTO, ON – (February 12, 2014) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the "Debentures") in accordance with the redemption terms attached to the Debentures.

The Debentures are redeemable at Sun Life Financial Inc.'s option on March 31, 2014 (the "Redemption Date") at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date. Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2013, the Sun Life Financial group of companies had total assets under management of $640 billion. For more information please visit www.sunlife.com.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com